August 21, 2024

By EDGAR Submission

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Doris Stacey Gama and Mr. Chris Edwards
Re:    BeiGene, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 26, 2024
File No. 001-37686

Dear Ms. Gama and Mr. Edwards:

BeiGene, Ltd. (the “Company”) is transmitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Company’s Form 10-K filed on February 26, 2024 (the “2023 Annual Report”), as set forth in your letter dated July 25, 2024 addressed to Mr. John V. Oyler, Chief Executive Officer of the Company. For your convenience, the Staff’s comments are reproduced in bold type below, followed by the Company’s responses thereto. Capitalized terms used but not defined herein are defined in the 2023 Annual Report.

Item 1A. Risk Factors
Summary of Risk Factors, Page 60

1.In future filings, disclose in your summary of risk factors, the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the Company will revise its disclosure in the summary of risk factors contained in future relevant Exchange Act periodic reports, with necessary updates.

General

2.We note the changes you made to your disclosure appearing in Item 1. Business and Item 1A. Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the prior 10-K review completed on June 15, 2022, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your revised disclosure conveys the same risk. In future filings, please restore your disclosures in these areas to the disclosures as they existed in prior filings. As examples, and without limitation, we note that your disclosure in your Annual Report on Form 10-K does not contain disclosure (i) that the PRC government may intervene in or influence your operations at any time with little or no advance notice; (ii) references that the Chinese securities; and that (iii) the Chinese government indicated an intent to exert more oversight and control over offerings that are conducted overseas.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. As the Company continues to expand globally, the Company believes that it was appropriate to update its disclosures to reflect this growth and the resulting changes in its risk profile. However, the Company acknowledges that there have not been significant changes in the regulatory environment in the PRC since the prior 10-K review completed by the Staff, and therefore agrees to restore the disclosures contained in Item I. Business and Item IA. Risk Factor sections, which relate to legal and operations risks associated with operating in China and PRC regulations as they previously existed in the Company’s annual report on Form 10-K for the year ending December 31, 2022 in its future relevant Exchange Act periodic reports, with necessary updates.

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If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact Edwin O’Connor at EOConnor@goodwinlaw.com or (212) 813-8853.

Sincerely,

/s/ Chan Lee
Chan Lee
Senior Vice President, General Counsel

Enclosures

cc:	Aaron Rosenberg, Chief Financial Officer, BeiGene, Ltd.
Edwin O’Connor, Goodwin Procter LLP
Folake Ayoola, Goodwin Procter LLP

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